                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                                (RULE 13D-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 1)

                           TIVOLI INDUSTRIES, INC.
                               (Name of Issuer)


                        COMMON STOCK, PAR VALUE $.001
                        (Title of Class of Securities)

                                   88871110
                                (Cusip Number)


                               LORENZO TARGETTI
                            TARGETTI SANKEY S.P.A.
                               VIA PRATESE, 164
                            50145 FIRENZE, ITALIA
                               39-055-379-1273

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                   COPY TO:
                            G. DAVID BRINTON, ESQ.
                              ROGERS & WELLS LLP
                               200 PARK AVENUE
                              NEW YORK, NEW YORK
                                 212 878-8000



                              SEPTEMBER 17, 1999
           (Date of event which requires filing of this statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1(f) or 13d1(g), check the following box. [ ]

- -----------------------                                   ---------------------
CUSIP No.88871110                       13D                Page 2 of 12 Pages
- -------------------------------------------------------------------------------

  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TARGETTI SANKEY S.P.A.
- -------------------------------------------------------------------------------

  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)[ ]
                                                                       (b)[ ]
- -------------------------------------------------------------------------------


  3.    SEC USE ONLY
- -------------------------------------------------------------------------------

        SOURCES OF FUNDS
  4.    OO
- -------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
  5.                                                                      [ ]
- -------------------------------------------------------------------------------

        CITIZENSHIP OR PLACE OF ORGANIZATION

  6.    ITALY
- -------------------------------------------------------------------------------


   NUMBER OF
     UNITS
  BENEFICIALLY
    OWNED BY
      EACH             SOLE VOTING POWER
   REPORTING
  PERSON WITH     7.   43,666
                 --------------------------------------------------------------

                       SHARED VOTING POWER

                  8.   436,170
                 --------------------------------------------------------------

                       SOLE DISPOSITIVE POWER

                  9.   43,666
                 --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER
- -------------------------------------------------------------------------------

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11.   479,836
- -------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12.                                                                     [ ]
- -------------------------------------------------------------------------------

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13.   40%
- -------------------------------------------------------------------------------

        TYPE OF REPORTING PERSON

  14.   CO
- -------------------------------------------------------------------------------

- -----------------------                                   ---------------------
CUSIP No. 88871110                      13D                Page 3 of 12 Pages
- -------------------------------------------------------------------------------

        NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  1.    FLORENCE ACQUISITION CORP.
- -------------------------------------------------------------------------------

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)[ ]
  2.                                                                   (b)[ ]
- -------------------------------------------------------------------------------


  3.    SEC USE ONLY
- -------------------------------------------------------------------------------

        SOURCES OF FUNDS
  4.    OO
- -------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
  5.                                                                      [ ]
- -------------------------------------------------------------------------------

        CITIZENSHIP OR PLACE OF ORGANIZATION

  6.    CALIFORNIA
- -------------------------------------------------------------------------------

   NUMBER OF
     UNITS
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH     7.   SOLE VOTING POWER
                 --------------------------------------------------------------

                       SHARED VOTING POWER

                  8.   436,170
                 --------------------------------------------------------------



                  9.   SOLE DISPOSITIVE POWER
                 --------------------------------------------------------------



                  10.  SHARED DISPOSITIVE POWER
- -------------------------------------------------------------------------------

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11.   436,170
- -------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12.                                                                     [ ]
- -------------------------------------------------------------------------------

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13.   36%
- -------------------------------------------------------------------------------

        TYPE OF REPORTING PERSON

  14.   CO
- -------------------------------------------------------------------------------

- -----------------------                                   ---------------------
CUSIP No.88871110                       13D                Page 4 of 12 Pages
- -------------------------------------------------------------------------------

  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        GIAMPAOLO TARGETTI
- -------------------------------------------------------------------------------

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)[ ]
                                                                       (b)[ ]
- -------------------------------------------------------------------------------


  3.    SEC USE ONLY
- -------------------------------------------------------------------------------

        SOURCES OF FUNDS
  4.    OO
- -------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
  5.                                                                      [ ]
- -------------------------------------------------------------------------------

        CITIZENSHIP OR PLACE OF ORGANIZATION

  6.    ITALY
- -------------------------------------------------------------------------------


   NUMBER OF
     UNITS
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH     7.   SOLE VOTING POWER
                 --------------------------------------------------------------

                       SHARED VOTING POWER

                  8.   479,836
                 --------------------------------------------------------------


                  9.   SOLE DISPOSITIVE POWER
                 --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER
- -------------------------------------------------------------------------------

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11.   479,836
- -------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12.                                                                     [ ]
- -------------------------------------------------------------------------------

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13.   40%
- -------------------------------------------------------------------------------

        TYPE OF REPORTING PERSON

  14.   IN
- -------------------------------------------------------------------------------

      This Amendment No. 1, which relates to shares of Common Stock, $.001 par value per share ("Common Stock"), of Tivoli Industries, Inc., a California corporation (the "Issuer"), and is being filed jointly by Targetti Sankey S.p.A., an Italian corporation ("Targetti"), Florence Acquisition Corp., a California corporation ("Florence"), and Mr. Giampaolo Targetti ("Mr. Targetti," and together with Targetti and Florence, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed with the Commission on September 27, 1999 (the "Original Statement"). The Reporting Persons are filing this Amendment No. 1 to the Original Statement to add Mr. Targetti as a Reporting Person.

      The following Items of the Statement are hereby supplemented and/or amended as indicated:

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c) This Schedule 13D is being filed by Targetti, Florence and Mr. Targetti. The Agreement between the Reporting Persons relating to the joint filing of this Amendment No. 1 to the Original Statement is attached as
Exhibit 7.1 hereto.

      Targetti is organized as an Italian corporation. Targetti manufactures and sells electric lighting appliances, technical lighting systems, table lamps, standing lamps and suspended lamps, all types of light bulbs of differing power, electrical accessories and related items, made in any type of metal or other material. Targetti has offices in Italy, England and Austria. Targetti's principal executive offices are located at Via Pratese, 164, 50145 Florence, Italy.

      Florence is a California corporation. Florence is a wholly-owned subsidiary of Targetti, and was incorporated to be merged with and into the Issuer in the transaction described in Item 4. Florence's principal executive offices are located at c/o Targetti Sankey S.p.A., Via Pratese, 164, 50145 Florence, Italy.

      Mr. Targetti, an Italian citizen, is the Chairman of the Board of Directors, President and Chief Financial Officer of Targetti. He is also Targetti's majority shareholder. His business address, along with the business address of Targetti is, Via Pratese, 164, 50145 Florence, Italy.

      Schedule I hereto sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of Targetti's and Florence's directors and executive officers.

      (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      With respect to shares of Common Stock that Targetti has sole voting and dispositive power, Targetti used its own working capital to purchase such shares of Common Stock. With respect to the shares of Common Stock to which there is shared voting power, Targetti and the persons set forth on Schedule II hereof (collectively, referred to herein as the "Shareholders"), have entered into the Voting Agreements described in Item 4 of the Original Statement, as a condition to entering into the Merger Agreement described in Item 4 of the Original Statement. As a result of the Voting Agreements, Targetti, Florence and Mr. Targetti, may be deemed to have beneficial ownership of approximately 36% of the Issuer's Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of September 17, 1999, Targetti owned 43,666 shares of Common Stock. On August 4, 1999, Targetti purchased 2,000 shares of Common Stock at a price of $2.875 per share. This purchase was effected through a broker with offices located in Little Rock, Arkansas. On August 19, 1999, Targetti purchased 9,500 shares of Common Stock at a price of $2.875 per share. This purchase was effected through a broker with offices located in Little Rock, Arkansas. As of September 17, 1999, Florence owned no shares of Common Stock. As of September 17, 1999, Mr. Targetti owned no shares of Common Stock. As of September 17, 1999, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Targetti, Florence and Mr. Targetti may be deemed to have beneficial ownership of the Shares pursuant to the Voting Agreements, which require the Stockholders to vote in favor of the Merger Agreement. Targetti, by virtue of the Voting Agreements, has the power to direct the voting of the Shares. Florence, as a wholly-owned subsidiary of Targetti, may be deemed to have the power to direct the voting of the Shares. Mr. Targetti, as the majority shareholder of Targetti, may be deemed to have the power to direct the voting of the Shares. The Shares constitute approximately 36% of the shares of Common Stock outstanding.

      Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Common Stock referred to in this paragraph for purposes of
Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      (c)-(e)     Not applicable.

                                  EXHIBIT INDEX


Exhibit No.         Description
- -----------         -----------
Exhibit 7.1         Joint Filing Agreement, dated September 29, 1999, by and
                    among Targetti Sankey S.p.A., Florence Acquisition Corp. and
                    Giampaolo Targetti

Exhibit 7.2*        Merger Agreement, dated September 17, 1999, by and among
                    Targetti Sankey S.p.A., Florence Acquisition Corp. and Tivoli
                    Industries, Inc.

Exhibit 7.3*        Voting Agreement, dated September 17, 1999, by and between
                    Peter Shaw and Targetti Sankey S.p.A.

Exhibit 7.4*        Voting Agreement, dated September 17, 1999, by and between
                    Gordon C. Westerling and Targetti Sankey S.p.A.

Exhibit 7.5*        Voting Agreement, dated September 17, 1999, by and among
                    Terrence Walsh, Marilyn Walsh and Targetti Sankey S.p.A.

Exhibit 7.6*        Voting Agreement, dated September 17, 1999, by and between
                    Charles Kimmel and Targetti Sankey S.p.A.

Exhibit 7.7*        Voting Agreement, dated September 17, 1999, by and between
                    Vincent Monte and Targetti Sankey S.p.A.

Exhibit 7.8*        Voting Agreement, dated September 17, 1999, by and between
                    Gerald E. Morris and Targetti Sankey S.p.A.

Exhibit 7.9*        Voting Agreement, dated September 17, 1999, by and between
                    Gordon C. Westerling, as Trustee of the Westerling Family
                    Trust, and Targetti Sankey S.p.A.

Exhibit 7.10*       Voting Agreement, dated September 17, 1999, by and between
                    Intelite International N.V. and Targetti Sankey S.p.A.

*     Filed Previously

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 29, 1999

                                    TARGETTI SANKEY S.P.A.


                                    By:     /s/ Lorenzo Targetti
                                        --------------------------------
                                        Name:   Lorenzo Targetti
                                        Title:  Managing Director

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 29, 1999
                              FLORENCE ACQUISITION CORP.



                              By:     /s/ Lorenzo Targetti
                                  --------------------------------
                                  Name:    Lorenzo Targetti
                                  Title:   President and Chief Financial Officer

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 29, 1999
                                    GIAMPAOLO TARGETTI



                                    By:     /s/ Giampaolo Targetti
                                        -------------------------------
                                        Name:   Giampaolo Targetti

                                   SCHEDULE I

                            INFORMATION REGARDING THE
            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

      Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Targetti and Florence. Unless otherwise indicated, each person identified below is employed by Targetti and Florence, respectively. The principal business address of Targetti Sankey S.p.A. ("Targetti") and, unless otherwise indicated, each person identified as an officer of Targetti, is Via Pratese, 164, 50145 Florence, Italy. The principal business address of Florence Acquisition Corp. ("Florence") and, unless otherwise indicated, each person identified as an officer or director of Florence, is Via Pratese, 164, 50145 Florence, Italy. Unless otherwise indicated, all persons identified below are citizens of Italy.



                                          Present Office/Principal
         Name                             Occupation or Employment
         ----                             ------------------------
Targetti
- --------


      Directors:
      ----------
      Giampaolo Targetti                  Chairman of the Board of Directors

      Lorenzo Targetti                    Director and Managing Director

      Antonio Orlandi                     Director

      Giancarlo Lippi (1)                 Director/Sole Director of Dura Lamp S.p.A.

      Carlo Marchi (2)                    Director/Chairman of the Board of Directors
                                               of Marchi Industriale S.p.A.

      Executive Officers:
      -------------------
      Giampaolo Targetti                  President and Chief Executive Officer



Florence
- --------

      Directors:
      ----------
      Lorenzo Targetti                    Director

      Giampaolo Targetti                  Director

      Alvaro Andorlini                    Director



      Executive Officers:
      -------------------
      Lorenzo Targetti                    President and Chief Financial Officer

      Giampaolo Targetti                  Executive Vice President

      Alvaro Andorlini                    Executive Vice President and Secretary

(1) Via Gattinella, 21, Capalle (Campi Bisenzio) Florence, Italy

(2) Finamar di Carlo Marchi & C.s.a.s., Via Trento, 16, Florence, Italy

                                   SCHEDULE II

                        RECORD OWNERSHIP OF COMMON STOCK



Stockholders                                                Shares
- ------------                                                ------
Terrence and Marilyn Walsh                                 372,000

Peter Shaw                                                     666

Gordon C. Westerling                                         3,333

Charles Kimmel                                               6,832

Vincent Monte                                               20,700

Gerald E. Morris                                             3,141

Intelite International N.V.                                  6,832

Gordon C. Westerling, as trustee
  of the Westerling Family Trust                            22,666
                                                        -------------

Total                                                      436,170
